[LOGO OF MERRILL LYNCH]

EXHIBIT (b)(4)

MERRILL LYNCH CAPITAL,

a division of Merrill Lynch Business

Financial Services Inc.

222 North LaSalle Street

17th Floor

Chicago, Illinois 60601

Facsimile: (312) 499-3245

Attention: Brad Ament

July 2, 2003

AHL Services, Inc.

1000 Wilson Boulevard, Suite 910

Arlington, Virginia 22209

Huevos Holdings, Inc.

c/o CGW Southeast Partners IV, L.P.

Twelve Piedmont Center

Suite 210

Atlanta, Georgia 30305

CGW Southeast Partners IV, L.P.

Twelve Piedmont Center

Suite 210

Atlanta, Georgia 30305

Gentlemen:

CGW Southeast Partners IV, L.P. (the “Investor”) has advised Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. (“Merrill Lynch”) that the Investor has established Huevos Holdings, Inc. (“Huevos”) to acquire AHL Services, Inc. (“AHL”) and each of its direct and indirect subsidiaries (such subsidiaries, together with AHL, each a “Company” and collectively, the “Companies”). The acquisition of the Companies (the “Acquisition”) will be accomplished by a going private, cash merger (the “Merger”) of Huevos with and into AHL with AHL as the surviving entity in such merger. In connection with the Acquisition, the Companies will require financing to (i) refinance up to $61,100,000 of existing indebtedness (net of applicable discounts and the rollover Preferred Series Stock of AHL of $2,250,000), (ii) restructure the Argenbright Note (as defined in the Summary of Terms attached as Exhibit A) at a cost to AHL of not more than $5,000,000, (iii) for general working capital requirements, and (iv) to pay fees and expenses related to the financing contemplated by this commitment letter.

We are pleased to advise you that Merrill Lynch commits, subject to the terms and conditions outlined in the attached Summary of Terms, to provide a $20,000,000 Revolving Line of Credit (the “Revolver”) in conjunction with the Acquisition.

It is our understanding that the Revolver will be utilized along with $37,500,000 of term loans provided by Ableco Finance, LLC (“Ableco”) and affiliates of Golub Associates Incorporated (“Golub”, Ableco and Golub hereinafter referred to collectively as the “Term Lenders”) to consummate the Acquisition. This letter, together with the attached Summary of Terms, will be referred to as the “Commitment.”

AHL Services, Inc.

A closing of the Facility will also be subject to the receipt of documentation and assurances satisfactory to Merrill Lynch and its counsel and no material adverse change in the financial and business condition of Companies taken as a whole. Merrill Lynch, in its sole and absolute discretion, exercised in good faith, will determine whether the conditions noted above have been met.

This Commitment is being delivered in reliance that all information provided to Merrill Lynch is accurate and complete and upon the basis that the contents of this Commitment will not be shared with any third party without Merrill Lynch’s prior written consent, except for the Company, its advisors, management and regulatory bodies (including the Securities and Exchange Commission).

Each of the Investor and Huevos, on behalf of themselves and the Companies, acknowledges that the Summary of Terms is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions that would be contained in definitive legal documentation for the Revolving Loan Facility. The loan documentation for the Revolving Loan Facility shall include, in addition to the provisions that are summarized in this Commitment, provisions that, in the opinion of Merrill Lynch, are customary or typical for this type of financing transaction and other provisions that Merrill Lynch determines to be appropriate in the context of the proposed transaction.

On the date of execution hereof, each of the Investor, AHL and Huevos, jointly and severally, agrees to pay to Merrill Lynch the fees described in the attached Summary of Terms at the times and upon terms described therein.

This Commitment supersedes all previous discussions, communications and proposals relating in any way to the Facility. If the terms of this Commitment are acceptable to you, please sign below and return an originally signed version to Merrill Lynch. By your signature below, you agree that the terms of this Commitment are acceptable to you. Unless executed, this Commitment will expire at 5:00 pm (New York City time) on July 7, 2003.

Very truly yours,

MERRILL LYNCH CAPITAL, a division of
Merrill Lynch Business Financial Services Inc.

By: /s/ TROY ODER
Name: Troy Oder
Title: Assistant Vice President

AHL Services, Inc.

Agreed and accepted on this

2nd day of July, 2003:

CGW SOUTHEAST PARTNERS IV, L.P	AHL SERVICES, INC.
By: CGW SOUTHEAST IV, L.L.C., its general partner.

By: CGW, INC. its Manager
By: /s/ WYCK A. KNOX, JR.
Name: Wyck A. Knox, Jr.
Title: Chairman, Special Committee
By: /s/ MICHAEL D. LONG
Name: Michael D. Long
Title: Partner

HUEVOS HOLDINGS, INC.
By: /s/ MICHAEL D. LONG
Name: Michael D. Long
Title: Secretary/Treasurer

AHL Services, Inc.

AHL SERVICES, INC. AND SUBSIDIARIES

$20,000,000 SENIOR SECURED CREDIT FACILITIES

SUMMARY OF TERMS

Borrower:	AHL Services, Inc. and Subsidiaries, Huevos Holdings, Inc.

Revolver Lender:	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. (in its individual capacity, “Merrill Lynch”). Merrill Lynch will be the exclusive Agent for the Facility.

Facility:

$20,000,000 senior secured credit facility, consisting of a $20,000,000 revolving loan facility (the “Revolving Loan Facility”), which will include a sub-limit in an amount to be agreed upon for the issuance of Letters of Credit and related Support Agreements

After giving effect to the funding of the initial loans under the Facility and the consummation of the transactions contemplated to occur in connection therewith, Borrower shall have not less than $5,000,000 of excess availability under the Revolving Loan Facility.

Term:	4 years

Use of Proceeds:

CGW Southeast Partners IV, L.P. (the “Investor”) has advised Merrill Lynch that the Investor has established Huevos Holdings, Inc. (“Huevos”) to acquire AHL Services, Inc. (“AHL” or the “Borrower”) and each of its direct and indirect subsidiaries (such subsidiaries, together with AHL, each a “Company” and collectively, the “Companies”).

The acquisition of the Companies (the “Acquisition”) will be accomplished by a going private, cash merger (the “Merger”) of Huevos with and into AHL with AHL as the surviving entity in such merger. In connection with the Acquisition, the Companies will require financing to (i) refinance up to $61,100,000 of existing indebtedness (net of applicable discounts and the rollover Preferred Series Stock of AHL of $2,250,000), (ii) restructure the Argenbright Note (as hereinafter defined) at a cost to AHL of not more than $5,000,000, (iii) for general working capital requirements, and (iv) to pay fees and expenses related to the financing contemplated by this commitment letter.

Proceeds from the Facility, along with $37,500,000 of term loans (the “Term Loans”) provided by the Ableco Finance LLC and Golub Associates Incorporated (the “Term Lenders”) will be utilized to consummate the Acquisition.

AHL Services, Inc.

Closing Date:	The first date on which all definitive loan documentation satisfactory to the Borrower, Revolver Lender, and Term Lenders (the “Loan Documents”) is executed.

Availability Under Revolving Loan Facility:	Availability under the Revolving Loan Facility will be limited to the lesser of (a) the aggregate Revolving Loan Facility commitments and (b) a borrowing base equal to the sum of (i) 85% of eligible accounts receivable and (ii) the lesser of (1) 85% of eligible unbilled accounts receivable or (2) $3,500,000.

Eligibility Requirements:	Eligibility requirements for accounts receivable will be determined in the sole discretion of Merrill Lynch based upon the results of its due diligence, which includes without limitation a field examination of Borrower’s accounts, books and records by Merrill Lynch or a third party acceptable to Merrill Lynch.

Reserves:

Acting in its reasonable discretion, Revolver Lender will be permitted to establish reserves against availability under the Revolving Loan Facility that are deemed necessary by Revolver Lender.

Reserves will include an availability block of $2,000,000 at any time that Borrower’s Fixed Charge Coverage Ratio is less than or equal to 1.05x on a trailing twelve month basis.

Cash Dominion:	Borrower’s collections will be remitted to one or more lockboxes that will be subject to Revolver Lender’s dominion and control pursuant to documentation acceptable to Revolver Lender.

Interest Rates:

Interest on all loans under the Facility shall accrue at a reference rate equal to Prime Rate (as customarily defined by Merrill Lynch), plus an applicable margin of 1.25%.

The Prime Rate will have a minimum rate of 4.25%. Interest on all Prime Rate loans shall be payable in arrears on the first day of each month and on the maturity of such loans, whether by acceleration or otherwise.

Default Rate:	At the election of Revolver Lender, after the occurrence of a default and for so long as it continues, the obligations under the Facility shall bear interest at rates that are 2.00% per annum in excess of the rates otherwise payable.

AHL Services, Inc.

Fees:

A closing fee of $400,000 (2.00% of the total amount of the Facility) will be due and payable as follows:

•      $200,000 fully earned upon the execution of a commitment letter, payable on the earlier of i) the Closing Date or ii) the date on which the Investor, Huevos, or any of their affiliates consummate the Acquisition provided, however, if Revolver Lender fails to close the Facility after satisfaction with all conditions precedent outlined herein, the foregoing fee shall not be required to be paid.

•      $200,000 due and payable on the Closing Date.

An unused line fee at a rate per annum equal to 0.50% shall be payable on the daily unutilized portion of the Revolving Loan Facility. Such fee will be payable monthly in arrears on the first day of each month. The undrawn amount of Letters of Credit shall count as utilization of the Revolving Loan Facility for purposes of calculating this fee.

Monthly collateral monitoring fees of $4,000, earned in full, non-refundable and payable to Revolver Lender on the Closing Date and thereafter, monthly in advance.

A Letter of Credit fee of 3.50% shall be payable on all outstanding Letters of Credit. Such fee will be payable monthly in arrears on the first day of each month. In addition, Borrower will pay the issuing bank for each Letter of Credit, for its own account, such standard fronting or other fees as it may charge.

Calculations:	All interest and fees shall be calculated on the basis of a 360-day year for the actual number of days elapsed.

Optional Prepayments:	Borrower may make voluntary prepayments on the Term Loans in whole or in part without penalty, subject to a minimum availability requirement of $5,000,000 after giving effect to such payment.

Guarantors:	The Facility will be guaranteed, on a joint and several basis, by all existing and future direct and indirect subsidiaries of Borrower, and by any holding company formed to hold Borrower’s equity securities (“Holdings”).

Security:	All obligations of the Borrower to the Revolver Lender shall be secured by a first priority perfected lien on and security interest in all assets of the Borrower (other than assets of the Borrower’s foreign subsidiaries) now owned and hereafter acquired, including, without limitation, all real property, fixtures, accounts, inventory, machinery and equipment (including all tooling), general intangibles (including copyrights, trademarks, patents and other intellectual property), payment intangibles, chattel paper, instruments, investment property, commercial tort claims, and all other assets and property of the Loan Parties, real

AHL Services,Inc.

and personal, tangible and intangible, and all proceeds thereof, including all of the stock of each subsidiary of
AHL (other than any foreign subsidiary) (the “Collateral”), provided, that the Revolver Lender will allow (i) a second lien in favor of Term Lenders to secure the obligations of the Borrower under the term loans (such lien to be defined and governed by an intercreditor agreement to be executed between Revolver Lender and Term
Lenders, and to include a liquidation preference in favor of Revolver Lender acceptable to Merrill Lynch) (ii) a first priority lien in favor of a lender or factor on a portion of the German accounts receivable, securing the
German W/C Facility; and (iii) a first priority lien in favor of Term Lenders on the assets and stock of the foreign subsidiaries of AHL. Upon acceptance of this Commitment, Revolver Lender shall be deemed to be authorized to file UCC-1 financing statements against Borrower and each of Borrower’s subsidiaries, covering all of their respective assets, in their respective jurisdictions of organization and in any other jurisdiction where such a filing is deemed necessary or appropriate by Revolver Lender and Term Lenders.

Capital Structure:	The initial capitalization of Borrower will consist of (i) the loans under the Facility, (ii) not more than $37,500,000 of term debt from Term Lenders having terms satisfactory to Revolver Lender, (iii) bridge financing provided by the Investor of not less than $5,347,000 and (iv) not less than $45,953,000 of equity from Investor and management, which will provide Investor with (a) ownership of 55% of the capital stock of Borrower on a fully-diluted basis and (b) control of the board of directors of Borrower.

Conditions to Initial Loans:

The funding of the initial loans under the Facility shall be subject to customary conditions included in loan documentation for comparable senior secured financings, together with other conditions deemed necessary or appropriate in the judgment of Revolver Lender, and shall include, without limitation, the following:

(i)     Revolver Lender shall be satisfied with its final legal due diligence (including satisfaction with the Borrower’s capital, legal, and organizational structure on the Closing Date), and shall have received such executed loan and security documentation as shall be required, which documentation shall include, without limitation, conditions, representations, warranties, affirmative covenants, negative covenants, collateral reporting requirements, financial covenants (as more specifically described below), financial reporting requirements (as more specifically described below), events of defaults (as more specifically described below), remedies, interest rate protection, indemnities, yield protection, expense reimbursement and other terms and conditions that are customary for a comparable senior secured financing or that Revolver Lender may deem necessary or appropriate, and which documentation shall in each case be satisfactory to Revolver Lender in form and substance (collectively, the

AHL Services, Inc.

“Financing Documents”). Revolver Lender shall have also received such other documents, certificates, opinions, waivers and third party agreements (including, without limitation, dominion account agreements, landlord’s agreements, bailee’s letters and the like) as are customary for comparable senior secured financings or as Revolver Lender may deem necessary or appropriate, in each case in form and substance satisfactory to Revolver Lender.

(ii)        A satisfactory intercreditor agreement between Revolver Lender and Term Lenders shall have been executed prior to or in conjunction with the closing of the Facility. This intercreditor agreement shall include a liquidation preference in favor of Revolver Lender acceptable to Merrill Lynch.

(iii)      Revolver Lender shall have received financial statements for the most recent interim financial reporting period prior to the Closing Date, and shall have performed a satisfactory final takedown field examination for purposes of establishing a borrowing base for use on the Closing Date.

(iv)       The equity and Term Loans described in the section above titled “Capital Structure” shall have been issued in accordance with applicable law and the documentation relating thereto, which shall be satisfactory to Revolver Lender in form and substance.

(v)        All other transactions contemplated to occur in connection with the closing of the Facility shall have been consummated in accordance with applicable law and the documentation relating thereto, which shall be satisfactory to Revolver Lender in form and substance and the Closing Date shall occur on or before September 30, 2003, unless otherwise agreed in writing by the Investor and the Revolving Lender.

(vi)      Revolver Lender shall have received all fees and other amounts payable on or prior to the Closing Date for the Facility.

(vii)     Revolver Lender shall be satisfied that, since March 31, 2003, there has been no material adverse change in any aspect of the business, operations, properties, prospects or condition (financial or otherwise) of Borrower, any of Borrower’s subsidiaries.

(viii)    All governmental and third party approvals necessary in connection with the closing of the Facility and the transactions contemplated to occur in connection therewith shall have been obtained and shall be in full force and effect, and final and non-appealable.

(ix)      Revolver Lender shall have received copies of (or binders for) insurance policies (including without limitation casualty,

AHL Services, Inc.

property, liability and business interruption insurance) that satisfy the insurance requirements included in the Financing Documents, with certificates and endorsements satisfactory to Revolver Lender naming Revolver Lender and Term Lenders as lender loss payee and additional insured.

(x)       Concurrently with the closing, the promissory note in favor of Securicor plc (the “Securicor Note”) shall have been converted into no more than $10,000,000 of Preferred Series A Stock, which shall carry an accrued dividend of 5% per annum, and which shall be on terms and conditions and pursuant to documents acceptable to the Revolver Lender, and the Revolver Lender shall have received fully executed documentation evidencing the same.

(xi)      Concurrently with the closing, the Borrowers shall have restructured the promissory note in favor of Frank Argenbright (the “Argenbright Note”) on terms and conditions and pursuant to documents satisfactory to the Revolver Lender, and the Revolver Lender shall have received fully executed documentation evidencing the same. The Revolver Lender and the holders of the Argenbright Note shall have entered into a subordination agreement in form and substance satisfactory to the Revolver Lender.

Conditions to each Loan:	The making of each loan under the Facility shall be conditioned upon (i) the receipt by Revolver Lender of any required notice of borrowing, (ii) sufficient availability with respect to loans under the Revolving Loan Facility, (iii) accuracy at such date of the representations and warranties in the Financing Documents in all material respects, unless such representations and warranties are qualified by materiality, in which event they must be accurate in all respects, and (iv) there being no default or event of default in existence at the time of, or after giving effect to the making of, such loan.

Financial Covenants:

To include, without limitation, the following financial covenants (each to be defined in the Financing Documents):

(i)       Minimum Adjusted EBITDA

(ii)      Maximum Capital Expenditures

(iii)     Minimum Fixed Charge Coverage

(iv)     Maximum Senior Leverage Ratio

Financial Reporting:	To include, without limitation, (i) monthly unaudited financial statements (prepared on a consolidated and consolidating basis in accordance with GAAP), (ii) annual audited financial statements (prepared on a consolidated and consolidating basis in accordance with GAAP and certified, with respect to the consolidated statements, without qualification, by independent public accountants acceptable to Revolver Lender of nationally recognized standing), (iii) monthly borrowing base reports (with Revolver Lender having the right to

AHL Services, Inc. Page 10 of 11

require more frequent delivery of borrowing base reports), (iv) regular reports regarding inventory, accounts and fixed assets, (v) projections for the forthcoming three fiscal years, on a monthly basis for the next fiscal year and annually for the two subsequent fiscal years, and (vi) periodic field examinations, at Borrower’s expense, of Borrower’s accounts receivable.

Events of Default:	Events of default customarily included in the loan documentation for comparable senior secured financings, to include, without limitation, failure to make payment when due, defaults under other material agreements or indebtedness, noncompliance with covenants, breach of representations or warranties, bankruptcy, judgments in excess of specific amounts, pension plan defaults, impairment of security interests, invalidity of guaranties, security interests or subordination provisions, any change of ownership or control or Holdings engaging in any impermissible activity.

Assignments/ Participations:	Revolver Lender will be entitled to assign all or part of their loans and commitments, or sell participations therein, in minimum aggregate amounts of $1,000,000, subject to certain conditions (including the approval of Borrower, which approval shall not be required in connection with an assignment to an affiliate and which approval of Borrower shall not be required when a default exists).

Choice of Law and Jurisdiction / Certain Waivers:	The Financing Documents will be governed by and construed in accordance with New York law. Also, by its acceptance hereof each of Borrower and Investor acknowledges and agrees that this Commitment shall be governed by and construed in accordance with New York law without regard to conflicts of law principles, and that any action or proceeding relating to this Commitment will be heard in a state or federal court located in New York state (and each of Borrower and Investor consents to the jurisdiction of such courts and waives any defense of forum non conveniens). In addition, by its acceptance hereof each of Borrower and Investor irrevocably waives any and all right to trial by jury in any action or proceeding relating to this Commitment and agrees that any such action or proceeding shall be heard before a court and not before a jury.

Expenses/ Indemnification:	Upon acceptance of this Commitment, Borrower and Investor shall be responsible for (i) all costs and expenses of Revolver Lender (including without limitation the fees, costs and expenses of counsel to, and independent appraisers, consultants and auditors retained by Revolver Lender) in connection with the examination, review, due diligence investigation, documentation, negotiation, closing and syndication of the transactions contemplated by or in connection with the Facility and (ii) without limitation of the preceding clause (i), all costs and expenses in connection with the creation and perfection of the liens to be provided as security for the Facility, including title investigations, lien searches and the like. In addition, by its acceptance of this Commitment, Borrower hereby agrees to indemnify, pay and hold

AHL Services, Inc. Page 11 of 11

harmless Revolver Lender and the officers, directors, employees and counsel of Revolver Lender (collectively, the “Indemnitees”) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the fees and disbursements of counsel for such Indemnitee) in connection with any investigative, administrative or judicial proceeding, whether or not such Indemnitee shall be designated a party thereto, which may be imposed on, incurred by or asserted against such Indemnitee as a result of or in connection with the transactions contemplated by or in connection with the Facility, except that Borrower and Investor shall have no obligation to an Indemnitee with respect to any liability resulting from the gross negligence or willful misconduct of such Indemnitee, as determined by a court of competent jurisdiction including in the case of an action asserted by the Borrower, Huevos or the Investor or any of their affiliates (each a “Plaintiff”) against an Indemnitee for gross negligence or willful misconduct of such Indemnitee or if Revolver Lender fails to close the Facility after satisfaction of all conditions precedent outlined herein in which a judgement is rendered for such Plaintiff. The Financing Documents will contain comparable expense and indemnification provisions and shall also provide for expense reimbursement of Revolver Lender for workout, collection, bankruptcy, insolvency and other enforcement proceedings.